MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the quarter ended June 30, 2008 and the year ended December 31, 2007 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of August 11, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on developing two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa. The Company will be transitioning to a junior gold producer as these two projects commence full commercial gold production. Green field exploration is being undertaken in Alaska, Tanzania, Mozambique and the Island of Kurils in Russia.

The Company achieved the following goals in the quarter ended June 30, 2008:

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Hollister Property

  Commencement of "trial stoping" in line with our permitting on the Gwenivere and Clementine veins.

  Recognition of revenue from trial mining activities.

  Positive exploration results with the discovery of a new vein system in the Hatter Graben area.

  Increase of measured and indicated geological resources by 60% to 1.6 million ounces following positive results from underground and in-fill drilling.

  Continuation of the development of the HDB, making progress with permits and completing a further 5,178 ft (1,578 m) development during the quarter, totaling 22,132 ft (6,746m) for the project to date.

  Continuation of infrastructure establishment.

Burnstone Property

  Commencement of the sinking of the vertical shaft, which as at August 8, 2008 had reached a depth of 80 metres below surface.

  Arrival of all of the components of the metallurgical plant on site and commencement of the refurbishment project.

  Advancing to 5,858 (1,786 m) of the 7,590 ft (2,314 m) planned length of the underground decline at Burnstone. Total length achieved so far, including all secondary pre-development, is 7,178 ft (2,188 m)). The reef will be intercepted at 7,040 ft (2,146 m).

  Launch of the Thuthka initiative to develop academic skills in the local community in Balfour.

Corporate

  Finalisation of term sheets for ZAR930 million ($124 million) project finance collateralized by the Burnstone project.

  Successful closing of the agreement it entered into on February 14, 2008 to acquire the remaining 63% of the fully diluted equity shares of Rusaf Gold Limited (‘Rusaf’), for a total consideration of $24.6 million payable in approximately 6.6 million Great Basin common shares on April 1, 2008 (plus 1.1 million shares issuable on exercise of warrants and options). The exchange ratio for the acquisition was one Great Basin share for every 4.5 Rusaf shares. The new entity, a wholly owned subsidiary of Great Basin, is now known as GBG Rusaf Gold Ltd.

Exploration

  Commencement of 5.6 km exploration trenching, geochemical sampling, mapping and geophysical surveys in Gains Creek, Alaska.

  Commencement of approximately 3,000 meters Reverse circulation (“RC”) drilling in Kurils, Russia.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

  Commencement of a second phase program of approximately 28,000 meters of Air Core, RC and Diamond drilling in Tanzania.

  Continuation of exploration program in Tsetsera, Mozambique.

During the remainder of the 2008 financial year the Company will continue looking at other ways to expand the asset and production base of the company.

The Company also expects to reach the following development milestones at its exploration and development properties:

  At Hollister, production is expected to increase in the third quarter. Under current Nevada state permitting, production is limited to 120,000 ore tons over a period of 5 years; 80,000 gold equivalent oz are expected to be produced in 2008.

  At Burnstone, current permitting allows for the completion of the bulk sample and proceeding to the next stage of development inclusive of the sinking of a second outlet in the form of a vertical shaft. Full commercial production is, however, subject to the granting of a mining right by the South African Department of Minerals and Energy (“DME”). The application for the mining right was submitted in September 2007 and accepted by the DME. The processing and approval of an application for a mining right by the DME generally takes approximately 12 months to complete.

  Exploration programs will be completed and the results thereof analysed and assessed. Planning for the 2009 exploration projects will be to a large extent developed from the results obtained during the current programs underway.

1.2.1 Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Permitting

The full-scale plan of operations has been submitted to the Bureau of Land Management (“BLM”) and initial review for completeness has begun.

Trial mining

Trial mining began in May to determine the optimum method of extracting the high-grade narrow vein ore at Hollister. Stoping progress on the Gwenivere veins includes initial cut and fill stoping as well as shrinkage stope development. Clementine stopes are being developed making use of cut and fill methods. Reinforced concrete pillars were constructed prior to commencement of stoping. The pillars will allow for the optimal recovery of high-grade ore. The planned underground backfill system has been commissioned and a first fill has been successfully completed on a Gwenivere vein cut and fill stope.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Processing of the two high grade ore stockpiles was completed in May 2008 at Newmont’s Midas mill, located 20 miles from Hollister.

The initial stock pile of approximately 4,737 dry tons of ore with an average gold head grade of 1.2 ounces per ton and an average silver head grade of 9.5 ounces per ton realized revenue of $4.8 million.

A second milling campaign was completed in June where approximately 3,906 dry tons with an average gold head grade of 0.75 ounces per ton and an average silver head grade of 9.7 ounces per ton realized revenue of $2.8 million. The Midas mill uses direct cyanidation, counter-current decantation and a Merrill Crowe recovery system.

The cash costs for the ounces produced during the quarter amounted to US$625 per ounce. This included milling costs of US$192 per ounce paid to Newmont as per the batch milling agreement entered into. The milling agreement includes the direct milling cost of US$45 per ton as well as an additional capital recoupment cost equivalent to 15% of actual gold recovered.

The production costs were in line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Ounces recovered were also less than the average life of mine expected recovery grade due to the metallurgical recovery process still being fine tuned as well as the mixture of stope and development ore sent to the mill.

Milling agreement

Significant progress was made in the second quarter on milling alternatives with testing of different recovery alternatives and processes to maximise the metal recovery in the ore. The viability of direct cyanidation at the Newmont Midas mill was one of the most significant projects undertaken during the quarter. Proposed milling agreements will be reviewed based on the test work performed and the preferred alternative will be selected based on economic and risk criteria.

Development

Development progress in the 2nd quarter reached 5,178 feet, compared to a target of 3,345 feet. Construction activity was focused on a new rapid infiltration basin (RIB) to allow for discharge of mine dewatering into aquifer recharge. The new RIB was completed in the second quarter and commissioned in the month of June. Also in the second quarter, construction began on the expansion for the waste rock disposal area (WRD) with earthwork essentially completed and remaining work relates to the installation of a geosynthetic clay liner (GCL) that will be completed early in the third quarter.

The construction of a Mine Safety and Health Administration (MSHA) safety regulation-required secondary escapeway and ventilation exhaust to the surface in the first quarter and commissioning of the escape-way in May 2008, allowed underground production to commence with trial stoping on the Gwenivere and Clementine veins. The Alimak raise was excavated from the 5,200 level to the surface for a total length of 540 feet.

Development costs are currently being expensed due to the Plan of Operations for full scale mining, submitted during April 2008, not yet being approved by the Bureau of Land Management and the water pollution control permit (WPCP) issued by the NDEP capping production at 36,500 tons per year and totaling 120,000 tons. A permit application will be made to NDEP for a WPCP that removes the production cap.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Underground Drilling

Underground drilling has expanded and upgraded the mineral resources in the measured and indicated geological resource category by 60% from 1 million to 1.6 million ounces. Overall the mineral inventory increased by 15% from 2 million to 2.3 million ounces.

RESOURCE CATEGORY	Cut-Off oz/ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	Ounces Au Equivalent
MEASURED	0.25	1,121,000	1,017,000	0.91	31.29	1,023,000	5.55	190.45	6,227,000	1,179,000
	0.28	1,027,000	931,000	0.97	33.33	998,000	5.92	202.99	6,078,000	1,150,000
	0.35	867,000	786,000	1.09	37.50	948,000	6.61	226.56	5,725,000	1,091,000
INDICATED	0.25	494,000	448,000	0.76	26.13	376,000	2.33	80.00	1,152,000	405,000
	0.28	442,000	401,000	0.82	28.11	363,000	2.48	84.93	1,095,000	390,000
	0.35	361,000	328,000	0.93	32.00	337,000	2.69	92.39	974,000	362,000
TOTAL MEASURED & INDICATED	0.25	1,615,000	1,465,000	0.87	29.71	1,399,000	4.57	156.68	7,379,000	1,584,000
	0.28	1,469,000	1,333,000	0.93	31.76	1,360,000	4.88	167.45	7,173,000	1,540,000
	0.35	1,228,000	1,114,000	1.05	35.88	1,285,000	5.46	187.07	6,699,000	1,452,000
INFERRED	0.25	1,252,000	1,136,000	0.51	17.40	635,000	1.43	49.10	1,793,000	680,000
	0.28	1,149,000	1,043,000	0.53	18.14	608,000	1.39	47.74	1,600,000	648,000
	0.35	848,000	770,000	0.61	20.80	515,000	0.99	33.81	837,000	536,000

Gold equivalent was calculated by using the following metal prices: US$650/oz for Au and US$15/oz for Ag. Metallurgical recoveries assumed to be 100% for contained metal values

Further exploration and infill drilling, totaling approximately 30,000 feet and adding to the 55,000 feet completed for the Feasibility Study, was completed in the period from March 2007 to January 2008 to fill in gaps and to explore the deeper parts of the deposit.

The short term focus of the exploration program was directed at converting previous inferred resources to measured and indicated categories. To date significant success has been achieved. The longer term focus of the ongoing program is to explore the deposit along strike and at depth, with good progress overall.

The Company currently has two drill rigs in operation underground with a third expected to be mobilised shortly. In addition two smaller stope rigs are utilized to do stope in-fill drilling. Surface exploration is focused on the Hatter Graben area, the East Clementine structure and the South Velvet area. 13 Holes have been completed so far on these targets. The results of this program will be released as soon as sufficient information is available

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

The following table indicates the underground drill results for the period under review:

Vein System	Drill Hole ID	Vein Intersection (ft)		Significant Intercepts
				Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			Ag (g/t)
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)
Clementine	HDB-202	241.0	245.8			4.8	4.8	0.53	18.2	1.44	49.2
				241.0	244.0	3.0	3.0	0.25	8.4	ND	ND
				244.0	245.8	1.8	1.8	1.00	34.5	3.83	131.3
		358.0	358.5			0.5	0.5	1.07	36.6	5.43	186.0
Clementine	HDB-203	150.0	150.5			0.5	0.5	0.48	16.4	ND	ND
		161.5	162.0			0.5	0.5	2.24	76.7	ND	ND
Clementine	HDB-204	259.0	260.5			1.5	1.1	0.78	26.7	0.36	12.3
		326.0	328.0			2.0	1.5	1.06	36.3	0.97	33.2
Clementine	HDB-205	No Significant Intercepts
Clementine	HDB-206A	115.5	116.5			1.0	0.6	0.26	8.9	0.50	18.0
		198.0	199.4			1.4	0.8	0.10	3.5	0.20	6.0
Clementine	HDB-207	269.2	281.5			12.3	8.7	0.22	7.5	0.50	16.4
				269.2	269.9	0.7	0.5	0.44	15.3	0.80	26.0
				269.9	274.0	4.1	2.9	0.13	4.5	0.70	23.0
				274.0	275.0	1.0	0.7	0.21	7.1	0.20	7.0
				275.0	280.0	5.0	3.5	0.22	7.7	0.40	13.0
				280.0	281.5	1.5	1.1	0.33	11.5	0.30	11.0
Clementine	HDB-208	175.0	180.0			5.0	4.9	0.25	8.7	1.10	37.0
		251.0	251.4			0.4	0.4	0.25	8.4	0.70	25.0
		478.0	478.8			0.8	0.8	1.09	37.1	3.40	116.0
		631.0	636.0			5.0	4.9	0.18	6.1	ND	ND
		768.5	769.7			1.2	1.2	0.16	5.6	0.20	7.0
		854.0	855.9			1.9	1.9	0.05	1.8	ND	ND
Clementine	HDB-209	223.5	224.0			0.5	0.4	0.10	3.3	0.30	10.0
		280.0	281.7			1.7	1.5	0.12	4.1	4.20	145.0
Gwenivere	HDB-210	No Significant Intercepts
Gwenivere	HDB-211	No Significant Intercepts
Gwenivere	HDB-212	No Significant Intercepts
Gwenivere	HDB-213	Geotechnical Drill Hole
Gwenivere	HDB-214	438.0	448.3			10.3	8.9	0.50	17.2	1.00	34.5
				438.0	440.5	2.5	2.2	0.11	3.9	ND	ND
				440.5	443.5	3.0	2.6	1.41	48.2	3.20	111.0
				443.5	444.5	1.0	0.9	0.03	0.8	0.10	5.0
				444.5	446.2	1.7	1.5	0.20	6.8	ND	ND
				446.2	447.0	0.8	0.7	0.08	2.7	ND	ND
				447.0	448.3	1.3	1.1	0.18	6.1	0.40	13.0
Gwenivere	HDB-215	No Significant Intercepts
Gwenivere	HDB-216	No Significant Intercepts
Gwenivere	HDB-217	122.0	126.8			4.8	3.1	0.14	4.9	0.20	7.0
		158.3	161.0			2.7	1.7	0.42	14.3	2.00	70.0

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Vein System	Drill Hole ID	Vein Intersection (ft)		Significant Intercepts
				Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			Ag (g/t)
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)
Gwenivere	HDB-218	122.6	127.3			4.7	4.5	0.43	14.7	52.30	1789.0
				122.6	123.4	0.8	0.8	0.16	5.4	15.20	521.0
				123.4	126.0	2.6	2.5	0.58	19.9	71.00	2430.0
				126.0	127.3	1.3	1.2	0.29	9.9	37.90	1300.0
		139.3	142.6			3.3	3.1	0.19	6.5	2.20	76.0
		147.0	148.3			1.3	1.2	0.30	10.2	0.70	25.0
		169.3	170.8			1.5	1.4	0.84	28.9	32.20	1105.0
		285.0	286.5			1.5	1.4	0.63	21.6	1.80	63.0
Gwenivere	HDB-219	135.9	140.2			4.3	4.2	1.62	55.4	1.30	46.0
		161.0	163.3			2.3	2.3	0.12	4.3	3.70	126.0
		187.3	202.0			14.7	14.5	0.53	18.1	0.24	8.1
				187.3	189.0	1.7	1.7	0.72	24.5	0.10	5.0
				189.0	191.0	2.0	2.0	0.30	10.4	ND	ND
				191.0	193.0	2.0	2.0	1.54	52.8	0.50	18.0
				193.0	194.0	1.0	1.0	0.41	14.2	ND	ND
				194.0	196.6	2.6	2.6	0.68	23.4	0.50	16.0
				196.6	202.0	5.4	5.3	0.13	4.4	0.20	6.0
Gwenivere	HDB-220	697.3	698.5			1.2	1.0	0.25	8.7	0.50	17.0
Gwenivere	HDB-221	182.0	183.0			1.0	0.6	0.13	4.4	10.30	354.0
Gwenivere	HDB-222	232.6	233.7			1.1	0.5	0.14	4.7	ND	ND
		241.8	243.1			1.3	0.6	0.19	6.5	0.30	11.0
Gwenivere	HDB-223	244.0	247.0			3.0	2.6	0.14	4.9	0.90	32.0
Gwenivere	HDB-224	No Significant Intercepts
Clementine	HDB-225	Results Pending
Clementine	HDB-226	Results Pending
Clementine	HDB-227	Results Pending
Clementine	HDB-228	163.0	163.8			0.8	0.8	0.21	7.2	2.10	72.0
		191.6	193.5			1.9	1.9	12.35	424.0	62.10	2130.0
		332.8	336.0			3.2	3.2	5.92	204.2	18.23	1679.8
				332.8	333.7	0.9	0.9	15.65	536.0	54.10	1855.0
				333.7	336.0	2.3	2.3	0.66	22.8	4.20	144.0
		528.9	529.5			1.0	1.0	11.40	391.0	7.20	245.0
		749.0	749.9			0.9	0.9	0.66	22.6	1.90	65.0
Clementine	HDB-229	Results Pending
Clementine	HDB-230	177.3	179.1			1.8	1.6	0.15	5.2	1.40	46.0
		208.0	210.1			2.1	1.8	1.64	56.2	8.20	283.0
		352.6	354.2			1.6	1.4	0.34	11.6	2.27	80.0
				352.6	353.5	0.9	0.8	0.38	12.9	3.60	123.0
				353.5	354.2	0.7	0.6	0.29	9.8	0.50	17.0
Clementine	HDB-231	258.0	259.0			1.0	0.7	0.35	12.2	0.40	14.0
		263.2	265.7			2.5	1.8	1.25	42.6	2.00	68.0

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Surface Drilling

Surface exploration has been testing targets defined by historical drilling as well as more recent geophysical resistivity surveys. Results from the surface exploration are confirming the prospectivity of the entire Hollister property.

Additional surface exploration commenced during the fourth quarter of 2007, encompassing 78,000 ft (23,800 m) of drilling. The drilling focused on testing historical intercepts with anomalous gold intercepts and shallow CSMAT resistivity anomalies.

These areas are located approximately one mile (1.6 km) east of the underground mine workings.

The following table indicates the surface drill results for the period under review:

Vein System	Drill Hole ID			Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/T)	Ag (opt)	Ag (g/T)
Hatter	H8-265	1019.0	1020.0			1.0	0.6	0.313	10.72	0.005	0.2
Graben		1021.7	1028.5			6.8	4.4	0.116	3.96	0.00	0.1
		1077.7	1082.0			4.3	2.8	0.104	3.575	0.00	<0.1
		1102.1	1109.0			6.9	4.4	0.116	3.96	0.00	0.1
		1110.7	1121.7			11.0	7.1	0.155	5.33	0.00	0.1
		1139.0	1144.3			5.3	3.4	0.128	4.402	0.01	0.4
		1459.0	1464.0			5.0	3.2	0.112	3.85	0.15	5.0
		1472.6	1475.5			2.9	1.9	0.54	18.5	3.59	123.0
		1484.2	1486.4			2.2	1.4	0.657	22.52	3.68	126.0
		1537.8	1539.0			1.2	0.8	0.111	3.8	0.30	10.2
		1563.9	1565.0			1.1	0.7	0.101	3.457	0.12	4.0
		1663.5	1666.8			3.3	2.1	1.28	44.0	6.2	211.0
		1687.0	1689.0			2.0	1.3	1.125	38.5	7.0	241.0
		1769.4	1770.4			1.0	0.6	0.352	12.05	3.3	113.0
		1771.5	1772.6			1.1	0.7	0.105	3.6	1.5	50.0
		1907.1	1907.9			0.8	0.5	0.155	5.31	<0.1	<5
		1948.2	1954.0			5.8	3.7	0.118	4.03	<0.1	<5
		2094.0	2095.0			1.0	0.6	0.155	5.32	1.3	46.0
		2160.2	2162.5			2.3	1.5	1.11	38.0	7.5	259.0
		2224.5	2225.4			0.9	0.6	0.291	9.97	1.7	57.0
		2334.5	2336.4			1.9	1.2	0.333	11.4	0.2	8.0
		2583.0	2585.5			2.5	1.6	1.355	46.4	5.5	188.0
Hatter	H7-233	1400.5	1402.5			2.0	1.41	0.111	3.8	0.34	11.5
Graben		1755.8	1757.4			1.6	1.13	0.136	4.67	0.09	3.1
South		1815.0	1826.0			11.0	7.78	0.154	5.28	0.70	24.1
				1815.0	1816.0	1.0	0.71	0.216	7.39	5.48	188
				1816.0	1826.0	10.0	7.07	0.148	5.07	0.22	7.7
		1888.3	1889.2			0.9	0.64	0.113	3.86	1.18	40.6
		2041.3	2042.6			1.3	0.92	0.132	4.51	0.60	20.6
Hatter	H8-267	1803.5	1804.5			1.0	0.71	0.208	7.14	>5.8	>200
Graben		2083.2	2084.0			0.8	0.57	0.165	5.65	2.8	96.0
		2154.7	2155.4			0.7	0.50	0.418	14.32	1.58	54
				2190.0' to 2503.0' still pending
Hatter	H8-269	1413.5	1418.2			4.7	3.3	0.441	15.11	1.35	46.3
Graben		2123.5	2125.6			2.1	1.48	1.77	60.7	>5.8	>200
South	H8-270	*401	426.0			25.0	17.68	0.443	15.19	0.25	8.23
Velvet				401.0	405.0	4.0	2.83	0.924	31.68	0.49	16.8
				405.0	409.0	4.0	2.83	1.167	40.0	0.59	17.8
				409.0	411.9	2.9	2.05	0.11	3.77	0.25	8.6
				411.9	417.0	5.1	3.61	0.166	5.69	0.06	2.1
				417.0	421.0	4.0	2.83	0.132	4.53	0.15	5.2
				421.0	426.0	5.0	3.54	0.204	6.99	0.06	2.2
South	H8-266	559.7	563.6			3.9	1.95	0.103	3.54	0.018	0.6
Velvet		588.0	589.0			1.0	0.5	0.106	3.63	0.09	3.1

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

This surface exploration drilling program has discovered a previously unrecognized vein system in the Hatter Graben area, located approximately two kilometers from the current decline infrastructure at its Hollister Development Project in Nevada, USA.

Drilling in the Hatter Graben is targeting shallow east-west trending resistivity anomalies. Eight holes have been completed on the newly discovered Hatter Graben vein system. Final assay results have been received for three of the holes and are pending on the remaining five holes (see attached table of assays).

The first hole, H8-264, drilled into this target intercepted a high-grade banded quartz vein with visible gold and a stockwork zone from 2059.0 ft - 2067.7 ft (627.6 m - 630.2 m). This vein has a composited grade of 5.5 ft (1.68 m) @ 0.54 oz/t (18.55 g/t) gold. Additionally, an upper breccia zone was encountered at 1570 ft - 1825 ft (478.5 m - 556.3 m) down the hole with an estimated true thickness of 180 ft. This zone contains gold bearing quartz stockwork/breccias, quartz veining, and sulfidically healed breccias with several high-grade intercepts.

Hole H8-265 targeted veins and breccias intersected in H8-264 but 150 ft (45.75 m) lower in elevation. Similar high-grade intercepts were encountered that correlate with H8-264. This hole was drilled 700 ft (213 m) deeper than H8-264 and encountered a second discrete high-grade vein containing visible gold and grading 1.6 ft (0.5 m) @ 1.36 oz/t (46.4 g/t) gold at 2583.0 – 2585.5 ft (787.3 m – 788.1 m) down the hole. Additionally, a 100 ft (30 m) zone of highly anomalous gold intercepts was encountered in the overlying volcanic rocks from 1019.0 ft (310.6 m) to 1121.7 ft (341.9 m).

Anomalous mineralization encountered in hole H7-233 represents disseminated gold mineralization in the volcanic rocks overlying Hollister’s deeper sedimentary host rocks.

This may represent a deeper vein structure channeling mineralizing fluids into the overlying volcanic strata at this location. This mineralized zone will be drilled deeper to test for the presence of bonanza veins in the sedimentary host rocks.

Drill results show the Hatter Graben veins exist in a robust and wide east-west trending structural zone and contain several sub paralleling bonanza-grade veins similar to the Gwenivere and Clementine vein systems that the Company is currently developing from underground. Three holes are currently being drilled to offset the vein system down-dip and step out along strike 400 ft (122 m) to the west and 1500 ft (457 m) to the east.

Remainder of fiscal 2008

The Company will continue with the development and delivery of the Hollister Project, which is planned to produce some 80 000 gold equivalent ounces in 2008. Actual development activities are well underway to achieve this under the terms of the existing state and federal permits. Further underground and surface exploration will continue to test the vein system intercepted and to improve our understanding of this exiting ore body.

1.2.2 Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 50 mi (80 km) southeast of Johannesburg, near the town of Balfour.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. The Department of Minerals and Energy acknowledged receipt of the application for a mining right in September 2007 and the processing thereof remains underway.

Underground Development

The first of a two-stage underground access development program began in July 2006. Development and construction programs is ongoing and to the end of this quarter approximately 5,766 ft (1,757.4 m) of the planned 7,590 ft (2,314 m) of decline development were completed. The stage one development program at completion will result in, trial stoping and a bulk sample of 26,000 tons being produced. The phase one program (bulk sampling) is scheduled for completion in the first quarter of 2009.

Vertical shaft

On March 10, 2008, Great Basin announced that the South African Department of Minerals and Energy (‘DME’) had approved an amended environmental management plan (‘EMP’) for the sinking of the vertical shaft at its Burnstone development project. This development is aimed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development.

After award of the mining license to the Burnstone Mine, the vertical shaft is intended primarily for rock hoisting, but will also be equipped for the insertion and extraction of men and material. For this purpose, two winders will be installed. The shaft will, at completion, be sunk to a depth of 501m at shaft bottom.

The contract to sink and equip the vertical shaft was awarded to Grinaker – Lta (Mining Contracting) and site preparation and establishment was completed in time for the sinking operation to commence after the approval of the amended EMP referred to above. First blast was on April 16, 2008. Currently progress on the shaft is on schedule and vertical depth to date is 80 m.

To mitigate the ever rising cost of capital items management has procured certain of the long lead items in advance. Second hand winders were also acquired which are currently being assessed for commencement of refurbishment.

The project is expected to be completed within schedule.

Metallurgical plant

The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final report. The plant was initially designed for a production rate of 125 000 t per month. This design, with the inclusion of Area 2 in the initial LOMP was increased with a further 50 000 t per month to 175 000 t per month capacity.

During this phase, it became clear that the lead time implication to acquire a new plant was in excess of 36 months, and a subsequent decision was taken to purchase an ex works plant. The plant was shipped from Papua New Guinea to South Africa and was delivered on site during May 2008. It is planned to refurbish and construct the plant to coincide with the commencement of production.

The contract to finalize design, refurbish and construct the metallurgical plant was awarded to TWP. The current status of the project is that confirmatory test work was completed and data reviewed.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

The final designs and budget quotes are being prepared, whilst refurbishment planning of the mill is in progress.

Surface Drilling

In February 2008, the mineral resources were updated based on work in 2007 and a database of 245 holes. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cutoff grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 m) highlighted below, 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%).

BURNSTONE GOLD PROJECT MINERAL RESOURCES[1] – JANUARY 2008
Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold[2] (ounces)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Notes to table:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Metallurgical recoveries are assumed to be 100%.
(3) Gold equivalent was calculated by using the following metal prices: US$650/oz for Au and US$15/oz for Ag.

The estimates were done using a geostatistical method by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by National Instrument 43-101.

Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4, to expand the known resources and identify new areas of interest. Approximately 49,200 ft (15,000 m) are planned in drill holes at 1,970 ft (600 m) spacing in Area 4 alone, at an estimated cost of $2.4 million (ZAR15 million). The planned program has commenced and to the end of the second quarter of 2008, 43,105 ft (13,142 m) had been drilled.

Energy

The sustainability of the electricity supply in South Africa was questioned in the first quarter of 2008 when the local demand surpassed the supply resulting in rolling black-outs in the majority of the Country. An investigation into the reason as to the inability to supply the demand highlighted the mismanagement at the state owned electricity supplier, Eskom. A decrease in maintenance spending over the last 3 years as well as a reduction in the coal stockpiles resulted in a number of power stations not being able to meet the demand. Planned load shedding was initiated to minimize disruption to the commercial and mining sector.

A Government task team has been appointed and through increased maintenance as well as a dedicated program to increase the coal stock piles at the power stations resulted in abolishing load shedding in April 2008. A long term plan to add capacity as well as upgrade existing infrastructure has been embarked on.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

This will be financed through the consumer as well as Government. Electricity supply will be under pressure over the next 3 years while additional capacity is added to the electricity grid in the Country.

The Burnstone mine’s exposure to electricity supply is limited due to the shallow nature of the ore body. The main consumers of electricity will be the metallurgical plant as well as the winders. The feasibility study indicated an electricity requirement of 53MW at full production when applying conventional stoping as the mining method. Using a long hole stoping method electricity requirements are expected to be below 40MW at full production.

The issue of energy and alternatives to conventional energy resources in the Company is regarded as high priority, and was pursued as such since mid 2007. Since, a concept to approach the supply of energy to GBG was structured, and three primary parallel work streams are being developed, namely alternative and renewable energy, Carbon Credits and the establishment of energy to new capital projects. In this regard, an Energy Pre – Feasibility Study for Burnstone is being finalized by an independent Qualified Person.

A process was initiated to mitigate the potential impact of a lack of electricity on the construction phase to supply alternative electrical power to Burnstone. From this emanated a short, medium and longer term approach. In the short term, the current Eskom power to the mine site is being augmented with diesel driven standby power, and the establishment of a 4 – 6 MW diesel generator pack to bridge the initial construction phase. In the medium term, it is envisaged to establish a Heavy Fuel Oil 18 MW generation capacity to support the construction process till around early – mid 2009. The longer term solution currently being investigated will be developed to accommodate completion of the project and the ramping up to peak production by potentially establishing a larger Multi Fuel (Heavy Fuel Oil and natural gas) generation capacity. This capacity will be developed on the basis of the Eskom Medium Term Power Purchase Plan, through which the generation plant will be delivering power back into the Eskom grid, and the mine buying power from Eskom on a normal Power Purchase Agreement.

Mining method

The feasibility study for the project is based on using conventional breast stoping, with no mechanisation on the reef plane. The Company has investigated the opportunity of using alternative mining methods at Burnstone to improve safety, productivity and potentially profitability of the project. In December 2007 GBG commissioned Turgis Consulting (Pty) Limited (“Turgis”) to evaluate the possibility of using long-hole stoping at Burnstone. The concept of long-hole stoping in narrow, tabular, relatively flat dipping ore bodies has been used at Telfer Mine in Australia and has been experimented with in South Africa, including Beatrix Mine and Angloplats, Union Section and Boschfontein.

Trial mining with this method has shown potential for improved safety, reduced dilution and improved productivity. The main safety feature of the proposed mining method is that entry, by workers, into the stope is not required.

Initial costing work conducted at a concept study level of detail showed potential cost savings by using long hole stoping. Great Basin Gold subsequently commissioned Turgis to prepare a mine plan for Burnstone, utilising long hole stoping, with the aim of comparing the results of this mine plan with the revised bankable feasibility study completed in June 2007.

A trial mining project using long hole stoping is planned to be completed at Burnstone in early 2009. Some risks identified in the risk assessment can only be investigated once trial mining commences. Many

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

of the assumptions used in this mine plan will only be substantiated once mining commences and some assumptions will only be substantiated once full scale production commences.

Corporate social investment

A joint initiative between Great Basin, Mpumalanga Department of Education: Balfour Circuit and the South African Institute of Chartered Accountants (“SAICA”) through their Thuthuka Education Upliftment Fund was launched in May 2008 to provide additional tutoring for students in mathematics in the area.

The project comprises three main focus areas – learner academic training, educator subject training and accredited professional development courses, which will be undertaken concurrently to achieve the desired outcome. The project will engage with the circuit level of the Mpumalanga Department of Education to build further sustainability within the project.

The project will be rolled out in the Balfour District for six high schools, offering Mathematics, Science, Accounting academic sessions, as well as full career guidance and life orientation classes annually to 550 learners and 60 educators. The project aims at improving matric pass rates, providing additional educator training, developing a previously disadvantaged community and enhancing the municipality’s socio economic status.

The project was initiated for the first time in 2007 as a spring school initiative for the Grade 12 class of 2007. The 2007 spring school project yielded resounding results with a number of schools obtaining distinctions, which prompted Great Basin to consider extending the project for the next 3-5 years.

Great Basin has committed a total of ZAR15 million over five years to the project, which aims to establish and maintain structures for carrying out and promoting skills development activities. This will contribute to changing the demographics of Engineering, Mining, and Geology as well as Accounting professions, while addressing scarce skills development. Great Basin will benefit directly from this initiative as the Company will be able to employ these higher skilled individuals.

Remainder of fiscal 2008

At Burnstone the Company plans in the second part of the year to develop the decline to the position where the first reef drive will be established to commence with the pre-development of the stoping area to extract the 26,000 ton bulk sample. In addition, the development of the decline is expected to continue to shaft position and the shaft sinking contractor will continue with sinking the shaft down to 501 m below surface. The Company also plans to commence with the refurbishment of the metallurgical plant which arrived on site in May 2008.

Exploration will continue at Burnstone, the focus being Area 4 which is adjacent to Area 1. The plan is to increase the resource of the Burnstone Project area.

1.2.3 Ganes Creek Property, Alaska, USA

Great Basin signed an agreement, effective November 14, 2007, whereby it will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million over a period of 3 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA. Pursuant to the agreement 10,000 Great Basin common shares and a payment of US$40,000 was made to CWM during the first quarter of 2008.

The Company can also increase its interest at a production decision by purchasing the remaining 20% in the Property at fair market value should CWM not wish to participate in any development costs.

CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

Property information

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

Exploration program

Exploration has been on-going since May 28th concurrently with camp construction. Initial exploration has focused on targets on lower benches as the ridge tops have been inundated with snow and vehicle access has been hindered.

To date, approximately 1,200 meters of trenches have been exposed and >350 continuous chip and >50 select hand samples have been taken from these trenches.

Grid lines for ground geophysical surveys are being concurrently undertaken with exploration trenching, ahead of schedule as the time it takes to survey and cut a line exceeds the time it takes for the geophysical survey.

Approximately 7,000 meters of lines have been brushed on the highlands between Maki and Potosi Creeks (two of the larger placer producing side tributaries to Ganes Creek). Lines were oriented to maximize ease of cutting/brushing, to utilize existing roads, and to cross-cut through-going dike swarms, veining, and anomalous soils along the ridge top scree slopes. Another 1,200 meter long geophysical line has also been surveyed on the side of the entire length of the existing runway in the Ganes Creek valley.

Numerous quartz-gold nuggets have been found in local tailing piles adjacent to the runway. The target for this survey line is potential covered quartz veins hosted in fold hinges and thrust faults that parallel Ganes Creek.

Remainder of fiscal 2008

For the remainder of the 2008 field season the exploration program will continue to focus on exploration trenching, soil sampling and reconnaissance geologic mapping. The data collected from last field season and this current field season will be used to generate drill targets for next year’s exploration campaign.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

1.2.4 Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work started in July 2007 on the ground in Mozambique. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone hosting the surface quartz vein showing was mapped out over a strike length of 2.5 km.

Exploration program

An extensive soil sampling and ground geo-physics program has been concluded on the property, over the course of the last six months. Results from the two programs proved positive to the extent that clear exploration drill targets could be derived there from.

Remainder of fiscal 2008

For the remaining part of the 2008 work season, exploration will focus on the processing and interpretation of all data gathered to date. A comprehensive drill program for the 2009 work season will be designed and finalized. The sourcing and appointment of an appropriate drill contractor and the preparation of drill sites, access roads and logistical support for a drill program will commence as soon as the 2009 work season starts.

1.2.5 Rusaf Gold Limited, Tanzania

The Company acquired the remaining 63% of Rusaf Gold Ltd for a total consideration of $24.7 million, payable in approximately 6.6 million Great Basin common shares during the quarter (plus 1.1 million shares issuable on exercise of warrants and options).

The exchange ratio applied was 1 Great Basin share for every 4.5 Rusaf Gold Ltd shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

The acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf Gold Ltd.

In the event of such discoveries, Great Basin will issue shares valued at the higher of the closing price on acquisition date or then-prevailing market price to the former Rusaf Gold Ltd shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton). Great Basin has also agreed to spend between $7 million and $20 million in exploring the acquired properties during this period depending on independent advice as to the likelihood of exploration success.

After all the conditions precedent was fulfilled the Rusaf transaction closed on April 1, 2008.

Property information

Currently Rusaf is pursuing an extensive exploration program in Tanzania and the island of Kurils. In Tanzania the exploration program consists of three regional exploration programs in the following regions:

  Lake Victoria (North-West), where apart from several early stage exploration activities the company is also doing extensive drilling on two deposits with the objective of advancing both these projects to measured and indicated status by the end of 2008.

  Lupa (South-West), where the Nkolwisi project is currently subjected to an extensive drilling program also with the objective to bring this to a measured and indicated level by the end of 2008. Several other exploration programs are also underway and it is expected that these will produce at least two new drill targets by the end of Q3 2008.

  Kikugwe (Central South), where no exploration activities were planned until April 2008. This program is currently being mobilized and consists of an extensive aircore drill program and various soil sampling programs.

Exploration on the island of Kurils will for the greater part of 2008 focus on an intensive drill program aimed at bring the main project area to measured and indicated status.

Exploration program

One of the two drill programs in Lake Victoria was completed during the second quarter of 2008 with the second one still in process. Results received from both to date remain positive and it is expected that a measured resource will be declared by October 2008 on both of the two drill targets in Lake Victoria.

The Lupa drill program is still underway and is expected to reach completion by the end of August 2008. Early results from this program confirm expectations.

Extensive soil sampling programs were also concluded during quarter two of 2008 and results from these have allowed the development of a very focused and target driven exploration program for the Lupa gold fields.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Due to delays in government permitting very little exploration work has been done on the Kigugwe properties thus far. It is expected that these will be resolved during the month of August which will still leave enough work time to complete the 2008 exploration program for Kigugwe.

On Kurils the planned drill program commenced two weeks late but by the end of quarter two holes were already drilled. As at July 31, 2008 a total of 8 holes have been completed. No lab results have been received yet but the geology has thus far confirmed the existence of significant mineralized zones.

Remainder of fiscal 2008

The remainder of 2008 will be utilized to complete current drilling programs and to collate record, process and interpret data from the various exploration programs. Competent Persons Report for the areas on which resources declarations are expected will be procured. Detailed exploration programs for 2009 are also being designed, developed and prepared.

1.2.6 Kryso Resources Plc

The Company, through various share purchase transactions, holds 15% in the equity of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange.

Property information

The Pakrut deposit is located in the Tien Shan Belt, a highly prospective zone running from Uzbekistan through to China which hosts several world-class gold deposits, including the 70M oz Muruntau deposit. The deposit, acquired by Kryso in 2003, with a mining licence granted in April 2004, is located 107km from the capital Dushanbe.

In Central Tajikistan, Kryso Resources also recently acquired the Hukas nickel/copper project. Surface trenching in late 2006 included highlights of 1.0% -1.6% nickel and 0.6% -1.2% copper over a width of 2m-7m at surface. Ground geophysics and diamond drilling will be undertaken in 2007.

Exploration program

Exceptional assay results have been received from diamond core drilling at its 100 per cent owned Pakrut gold project. The assays were carried out by an internationally accredited laboratory in South Africa.

Highlights of drilling in Ore Zone 1 include an intersection of 123.7m @ 6.14g/t Au (including 86m @ 8.48g/t) . This result, from drilling between 100-200m below the existing adit level, further supports the interpreted trend of the mineralization, which is still open at depth and to the east and north. The results from this drill hole demonstrate that the grade and width of the resource is increasing with depth. These results announced today will be used to update the existing 1.05Moz JORC-compliant resource later this year. In addition, a new zone (Ore Zone 7) to the south-east of Ore Zone 1 has been identified with the completion of the first drill hole at this location. Further drilling from surface wil test the extent of this new zone over the coming months.

Drilling at Hukas has intersected disseminated sulphide mineralization in the first hole drilled into the anomaly identified in last year’s geophysical survey. This anomaly has a strike length of approximately 1km and is still open to the north in an area where the terrain precluded geophysical surveying at the time. Two other geophysical anomalies have also been identified in the northern part of the project area.

Kryso’s drill rig commenced drilling in June of this year at the southern margin of the TEM geophysical anomaly and, at 198 metres depth, intersected norites which are known to host nickel copper sulphide mineralization in the project area.

At 225 metres the drill hole intersected sulphide mineralization, which contains visible copper minerals. As at July 31, 2008 the drill rig had reached 267 metres and was still in disseminated sulphide mineralization.

A contractor’s drill rig also commenced drilling in June to verify some of the historical Soviet drilling 400 metres to the east of the mineralised Hukas lens which crops out on surface.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

This small exposed mineralized lens returned average grades of 2.86% nickel, 1.26% copper, 0.83% cobalt and 2.3g/t platinum group metals (PGM) from surface trenching and two drill holes. This second drill hole has intersected sulphides containing visible copper minerals from 101 metres and is currently still in mineralization at 121 metres.

Remainder of fiscal 2008

Both drill rigs are in the process of completing and coring these first drill holes and the core samples will then be sent to the Company’s laboratory in Dushanbe for initial analysis after which they will be then sent independent assaying. Further information on the these first two drill holes and the proposed 1500m of drilling in this year’s programme will be announced as and when assays are received. At Pakrut Kryso has now successfully completed the geotechnical drilling programme designed to test the proposed open pit and tailings dam. The Company’s drill rigs will now be utilised to test the deeper extensions of the Pakrut mineralisation and these results will be announced over the coming months.

1.2.7 Market Trends

Gold prices have been increasing for more than five years. The gold price averaged approximately US$695/oz in 2007. Prices have continued to be strong in 2008, averaging US$915/oz to July 31. Gold prices are forecast to show continued strength over the medium to long term. The silver price has also increased since 2004 from an average of US$6.69/oz in 2004 to US$13.38/oz in 2007. Silver prices continue to follow gold, averaging US$17.48/oz to July 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

1.3 Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	Jun 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006
Current assets	32,545	61,292	84,353	74,871	102,735	30,768	35,158	39,989
Mineral properties	250,383	218,485	218,414	203,838	203,796	110,910	110,910	110,910
Other assets	34,179	32,993	26,546	25,796	10,290	4,238	3,851	1,408
Total assets	317,107	312,770	329,313	304,505	316,821	145,916	149,919	152,307

Current liabilities	11,115	7,895	6,121	3,158	3,048	3,307	1,331	1,064
Future income taxes and other Liabilities	34,986	31,248	35,400	36,311	38,325	17,255	19,242	15,355
Shareholders’ equity	271,006	273,627	287,792	265,036	275,448	125,354	129,346	135,888
Total liabilities and shareholders’ equity	317,107	312,770	329,313	304,505	316,821	145,916	149,919	152,307
Working capital[1]	21,430	53,397	78,232	71,713	99,687	27,461	33,827	38,925

Revenue	7,796	-	-	-	-	-	-	-
(Expenses) income
Production cost	(3,890)	-	-	-	-	-	-	-
Exploration expenses	(6,606)	(3,137)	(5,443)	(2,039)	(4,352)	(1,257)	(2,298)	(1,266)
Pre-development expenses	(25,879)	(10,072)	(12,617)	(7,703)	(5,741)	(4,068)	(2,011)	(1,292)
Accretion cost - ARO	(17)	(17)	(8)	(9)	(10)	(10)	-	-
Amortization	-	-	-	-	-	-	15	(8)
Conference and travel	(435)	(376)	(399)	(596)	(264)	(216)	(406)	(169)
Foreign exchange gain (loss)	442	(2,582)	(46)	(2,397)	(623)	533	(750)	480
Legal, accounting and audit	(346)	(254)	(527)	(263)	(297)	(149)	(176)	(131)
Office and administration	(6,576)	(4,337)	(6,165)	(4,202)	(4,324)	(1,789)	(1,692)	(1,791)
Other income (expenses)	68	7	418	1,097	1,214	-	-	-
Shareholder communications	(141)	(148)	(128)	(158)	(85)	(61)	(75)	(64)
Trust and filing	(186)	(230)	(82)	(64)	(121)	(93)	(130)	(7)
(Loss) profit on fixed assets	-	-	(1)	994	-	-	(1)	-
Loss before under noted and
taxes	(35,770)	(21,146)	(24,998)	(15,340)	(14,603)	(7,110)	(7,524)	(4,248)
Interest received	624	1,169	1,576	968	797	352	412	467
Loss from associate	-	(351)	(459)	(337)[2]	-	-	-	-
Fair value financial instruments held-for-trading received	-	-	937	-	-	-	-	-
Unrealized loss held-for-trading financial instruments	(189)	(184)	(104)	-	-	-	-	-
Profit on sale of investments	-	-	-	-	-	-	(1)	35
Mark-to-market adjustments	-	-	-	-	-	-	1	-

Loss before taxes	(35,335)	(20,512)	(23,048)	(14,709)[2]	(13,806)	(6,758)	(7,112)	(3,746)
Future income tax (recovery) expense	2,297	3,500	4,110	945	(850)	1,248	1,326	1,718
Loss for the period	(33,038)	(17,012)	(18,938)	(13,764)[2]	(12,956)	(5,510)	(8,438)	(2,028)
Basic and diluted loss per share	$0.16	$0.08	$0.10	$0.08	$0.08	$0.05	$ 0.07	$ 0.02
Weighted average number of common shares outstanding (thousands)	205,930	203,902	202,635	180,963	166,044	113,610	112,967	111,308

[1] Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
[2] Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

1.4 Results of Operations

For the quarter ended June 30, 2008, the Group incurred a loss of $33,038,386 as compared to a loss of $17,012,569 in the previous quarter. The loss also increased in comparison to the 2nd quarter of 2007 when a loss of $12,956,262 was recorded. The increase in the loss is due mainly to higher pre-development costs incurred as the Group develops its two main gold mining projects in Nevada and South Africa. The year to date loss for the Group increased to $50,050,955 compared to $18,465,968 for the corresponding period in the 2007 fiscal year.

Pre-development costs incurred at Hollister as well as Burnstone are currently being expensed pending the approval of the mining licenses for both properties. This has a negative impact on the Group’s earnings. Capitalisation of development costs will commence once the licenses have been received. This is anticipated in the fourth quarter of 2008 for Burnstone and the first half of 2009 for Hollister.

Following the acquisition of the remaining 63% of Rusaf Gold Limited the Group also consolidated the results of the exploration programs conducted on the properties in Tanzania and Russia that are owned by the acquired subsidiaries.

a)	Turnover

8,643 tons from the Hollister operation was treated at the Newmont’s Midas mill during the quarter and 8,714 equivalent ounces were recovered. An average gold and silver price of $888 and $17 respectively resulted in revenue of $7,796,115 being recognized. No revenue was recognized in the previous year or quarter.

b)	Production costs

The cash costs for the ounces produced during the quarter amounted to $625 per ounce. This included milling costs of $192 per ounce paid to Newmont as per the batch milling agreement entered into. The milling agreement includes the direct milling cost of $45 per ton as well as an additional cost equivalent to 15% of actual gold recovered.

The production costs were in line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Ounces recovered were also less than the average life of mine expected recovery grade due to the metallurgical recovery process still being fine tuned as well as the mixture of stope and development ore sent to the mill. Economy of scale benefits will only be achieved as tonnage build-up progresses.

c)	Exploration expenses

At the Hollister Property, exploration expenses increased to $3,494,493 during the quarter, compared to $1,841,595 during the first quarter of 2008. This is predominantly due to the extensive surface drilling program initiated in the Hatter Graben area as well as the successful in- fill drilling program that resulted in an increase of 60% in the measured and indicated resources from 1.0 million ounces to 1.6 million ounces. Year to date exploration expenses for Hollister amount to $5,336,088. A total of $14.5 million is budgeted for the 2008 exploration program at Hollister.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Exploration costs incurred at the properties acquired through the Rusaf Gold Limited acquisition amounted to $1,673,184. This being the first quarter that these costs are included in the Group results no comparative numbers are presented.

Exploration expenses at Burnstone increased from $814,398 in the first quarter of 2008 to $1,027,172 in the second quarter. A further $313,051 was incurred during the quarter on other exploration activities. These expenses were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique (Tsetsera project) and decreased from the $395,858 incurred in the previous quarter.

The year to date exploration expense, including the allocated stock based compensation, increased to $9,743,143 compared to $5,609,120 for the six months ended June 30, 2007.

d)	Pre-development expenses

The increased expenditure at Hollister as well as the additional pre-development activities at the Burnstone project increased the pre-development expenditure for the quarter to $25,878,952 compared to $10,070,981 in the previous quarter. The year to date pre-development costs increased to $35,949,933 (including stock based compensation of $816,966) compared to $9,808,457 for the six months ended June 30, 2007.

The increase in pre-development expenses incurred during the period at the Hollister Property is mainly due to the increase in underground development. Development progress for the 2nd quarter was 5,178 feet, compared to a target of 3,345 feet. Management has accelerated the development ratio to ensure that adequate stope areas are available to deliver the planned production for 2008 and 2009. Development costs for the quarter amounted to $18,174,710, compared to $3,707,652 in the first quarter of 2008 and $3,703,742 during the second quarter in 2007.

Pre-development expenses at the Burnstone Property increased from $6,088,242 in the first quarter of 2008 and $1,935,861 in the second quarter of 2007 to $7,162,363 during this quarter. The reason for the increase is mainly due to the costs incurred on the vertical shaft where sinking commenced during April 2008. $2,700,380 was spent on the vertical shaft during the quarter, compared to $1,362,987 in the previous quarter. No costs were incurred on the vertical shaft during the quarter ended June 30, 2007. Other development costs incurred at Burnstone were in- line with the budget and project plan.

e)	Foreign exchange

Foreign exchange differences are recorded on the financial assets and liabilities of the Group that are denominated in the local currencies in the jurisdictions that the Group operates in. The $622,707 foreign exchange loss recognized in quarter 2 of 2007 turned around to a foreign exchange gain of $441,499 in quarter 2 of 2008 due to a weaker South African Rand vis-à-vis the Canadian Dollar. The exchange rate applied for the conversion of the financial assets and liabilities on June 30 2007 was $1= ZAR6.33 compared to an exchange rate of $1=ZAR7.66 on June 30 2008. The year to date exchange loss recognized is $2,140,504 compared to $89,510 in 2007. This movement is predominantly due to the average cash investments held in South African rand during the 6 month period ended June 30 2008 to those cash investments held in the corresponding period in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

f)	Interest received

Interest received decreased to $623,617 during the quarter. Interest received during the previous quarter amounted to $1,169,394 and $799,912 in the second quarter of 2007 mainly due to the movement in cash balances after the financing of operating expenditure and investments. The interest earned for the year to date is still higher than the corresponding period in the previous year due to the higher average cash balances held by the Group during the six months ended June 30, 2008.

g)	Office and administration

Office and administration costs increased to $6,576,194 during the quarter compared to $4,337,076 in the previous quarter and $4,324,644 during the second quarter of 2007. The increase is attributable to the additional administrative activities required to support the increased exploration and development activities at Burnstone as well as the management of the Nevada operation.

The increase in staff as well as the options granted to senior management and Directors during the quarter had the result that the Company recognized $4,138,356 in stock-based compensation expense during the quarter compared to $1,019,219 in the first quarter of 2008 and $1,671,852 during the second quarter of 2007. The year to date office and administration expense increased to $10,913,270 compared to $6,114,992 in 2007.

h)	Loss from associate

During the quarter the Company finalized the acquisition of the remaining 63% in Rusaf Gold Limited (“Rusaf”) and subsequently accounted for the investment as a subsidiary and consolidated the results into the Group accounts.

i)	Fair value adjustment on financial instruments held-for-trading

The Company was awarded 5,000,000 warrants to subscribe to ordinary shares in Kryso Resources Plc.(“Kryso”) on July 11, 2007. A fair value loss of $188,678 has been recorded for the quarter, compared to a loss of $184,057 recognized in the previous quarter. An additional fair value loss of $525,775 (previous quarter $409,840) has been recorded in equity on the ordinary shares held in Kryso. Kryso had some positive exploration results during the quarter and management has therefore concluded that the decline in value is considered to be temporary.

1.5 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

At June 30, 2008, the Company had working capital of approximately $21.4 million. The Company has immediate access to ZAR200 million ($28 million) of a total of a ZAR930 million ($124 million) South African Rand denominated project finance facility awarded through syndication between Investec

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Limited and Nedbank Limited. This facility is collateralized by a first mortgage bond over the Burnstone project.

The facility consists of 3 tranches with a total value of ZAR800 million ($107 million) as well as a standby debt facility of ZAR130 million ($17 million). All conditions president for the first tranche have been met and the Company can draw down on this facility when the funds are required. These funds have not been accessed as yet. Term sheets for the remainder of the facility have been signed and the second tranche of ZAR200 million ($28 million) will be available subsequent to the technical review of the project plan by an independent technical consultant appointed by Investec Limited. This review is anticipated to be completed by August 30, 2008. The third tranche and standby debt facility will be available once the New Order Mining right for Burnstone has been received, which is anticipated in October 2008.

The facility has on average a term of 7.5 years with repayment only commencing 2 years after draw down. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.8% above.

The facility has no direct hedging requirements and the Company will enter into a zero cost collar structure for 235,000 ounces with an anticipated put option of $650 and a call option at $2,300 with Investec Limited. Management is confident that this structure provides the lenders with the required security against a significant drop in the gold price but due to the strike of the call option provides adequate head room not to impede on the ability of the Company to provide its shareholders with the benefit of an increased gold price.

The Company can close out the project finance facility as well as the zero cost collar structure at any time without incurring any penalties.

The available cash as well as the project finance facility is sufficient to fund the Company’s exploration programs, development programs, operating costs and working capital for the next twelve months.

The Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6 Capital Resources

At June 30, 2008, the Company had 211,973,928 common shares issued and outstanding. As of the date of this MD&A there was no material change to the number of shares outstanding.

1.7 Off-Balance Sheet Arrangements

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone as part of the Black Economic Empowerment (“BEE”) transaction for the exclusive purpose of subscribing for the Southgold shares. The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR 80 million to Tranter Burnstone. To date no such default occurred and therefore the Company was not called upon to make any payment.

This guarantee pertains only to the interest accrued on the amount advanced by Investec to Tranter and will not exceed ZAR 80 million.

1.8 Contractual obligations

Payments due by period
		Less than		3-5	More than 5
	Total	one year	1 to 3 years	years	years
Contractual obligation	$11 million	$7 million	$4 million	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	$11 million	$7 million	$4 million	Nil	Nil

The Company signed an agreement, effective November 14, 2007, whereby the Company earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of $3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CWM, based in Talkeetna, Alaska, USA.

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately $2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure to $19 million in contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

1.9 Transactions with Related Parties

During the three months ended June 30, 2008, the Company paid $154,603, compared to $362,222 during the same period in fiscal 2007, for services rendered by a private company which has certain directors in common with the Company. The Company also paid a $350,000 termination fee during this period for the cancellation of the management contract.

1.10 Fourth Quarter

Not applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

1.11 Proposed Transactions

The Southgold Exploration (Pty) Ltd (“Southgold”) purchase agreement entered into on November 5 2002 included an option to the Company to acquire the entire shareholding of Puma Gold (Pty) Ltd (“Puma”) based on the proven, probable and/or indicated cumulative reserves of gold included in the Burnstone property and determined in the feasibility study. The completed Burnstone feasibility study indicated approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories using a 400 cmg/t cut-off.

After negotiations with the Puma shareholders it was decided to enter into a conventional share acquisition agreement and that the Company (through Southgold) will acquire Puma for US$ 6 million payable in Great Basin Gold Ltd common shares.

Following the closing of the transaction on August 2 2008 the Company will issue 1,862,354 Great Basin Gold Ltd common shares as consideration for the purchase price.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2007.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objectives when managing capital are:

  To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

  To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b) Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that is used to assign costs to inventories.

(c) Financial Instruments – Disclosures (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

(d) Amendments to Section 1400 - Going Concern

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At June 30, 2008, the Company had working capital of approximately $21.4 million. The Company has immediate access to ZAR 200 million ($28 million) of a total of a ZAR930 million ($124 million) South African Rand denominated project finance facility awarded through syndication between Investec Limited and Nedbank Limited. The remainder of the funds under this facility will be available upon completion of an independent technical review and the New Order mining right granted to Burnstone. This facility is secured by a first mortgage bond over the Burnstone project.

Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

1.14 Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants had an estimated fair value of $937,365, which was revalued to its fair value of $833,000 on December 31, 2007. The fair valued on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

life of approximately 5 years and an exchange rate of $2.15:1GBP. The warrants were fair valued on June 30, 2008 based on and expected volatility of 70.3% (March 2008 - 69.9%), risk free interest rate of 4.25% (March 2008 - 3.42%), dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.03:1GBP (March 2008 - $2.04:1GBP) . The unrealized loss of $188,678 (March 2008 - $204,464) is reported in the current period net loss.

The Company owes 11,908,429, equal to 15%, of the common shares issued by Kryso Resources Plc (“Kryso”). The investment was fair valued and an unrealized loss of $935,615 for the six months ended June 30, 2008 is reported in the statement of operations and comprehensive loss under other comprehensive loss. This loss was calculated based on the closing price of 10 pence per share and an exchange rate of $2.03:GBP ($525,775 of which relates to the quarter ended June 30, 2008).

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be requested to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process to evaluate the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

1.15.1 Disclosure of Outstanding Share Data

The following details the share capital structure as at July 31, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				215,153,209

Share purchase options	December 19, 2008	$ 1.62	1,090,000
	March 31, 2009	$ 2.07	739,668
	March 31, 2009	$ 2.45	100,000
	April 30, 2009	$ 2.07	45,000
	April 30, 2009	$ 2.45	238,500
	April 18, 2010	$ 2.68	1,923,167
	July 5, 2010	$ 2.77	453,334
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	100,000
	September 11, 2010	$2.54	175,000
	November 9, 2010	$3.12	680,000
	December 31, 2010	$ 1.14	400,000
	February 4, 2011	$3.00	2,396,671
	February 18, 2011	$2.95	50,000
	March 31, 2011	$3.57	470,000
	April 30, 2011	$ 2.45	1,255,000

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2008

		Exercise	Number
Equity type	Expiry date	price	granted	Total
	April 10, 2011	$3.60	2,145,000
	May 21, 2011	$3.47	510,000
	November 8, 2011	$ 2.45	90,000
	April 18, 2012	$ 2.68	1,332,000
	April 10, 2013	$3.60	1,603,500
	May 21, 2013	$3.60	110,000	16,211,840
Warrants
	April 20, 2009	$ 3.50	28,750,000
	September 30, 2010	ZAR20.78	1,684,312
				30,434,312
Fully diluted shares				261,799,361

1.15.2 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended June 30, 2008, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.3 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting during the period ended June 30, 2008.